DRAFT

STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

November ___, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Kathy Churko

Re:          The Lazard Funds, Inc.
File Numbers:  33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), transmitted for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 81 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment relates to Post-Effective Amendment No. 77 (“Amendment No. 77”) to the Registration Statement, filed on September 30, 2013, which was filed in order to add a new class of shares, R6 Shares, to each series of the Fund other than Lazard Emerging Markets Core Equity Portfolio, which was added effective October 31, 2013 (each, a “Portfolio”).  [R6 Shares of Lazard Emerging Markets Core Equity Portfolio are included in the Amendment in reliance on Rule 485(b)(1)(vii) under the Securities Act.]

The Amendment is being filed in order to respond to comments of the staff (the “Staff”) of the Commission on Amendment No. 77 that were provided to the undersigned by Kathy Churko of the Staff via telephone on November 14, 2013.  The prospectus and statement of additional information (“SAI”) included in the Amendment have been marked to indicate changes from the versions filed as part of Amendment No. 77.  The Fund’s Tandy certification was filed with Amendment No. 77.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Cover Page

1.	Staff Comment: Please add the ticker symbols for the R6 Shares of each Portfolio.

Response:  The ticker symbols for the R6 Shares of each Portfolio have been added.

2.
Staff Comment:  Although Lazard Multi-Asset Targeted Volatility Portfolio ("MATV")  is not operational, disclosure relevant to MATV is included in the prospectus.  Please explain why such information is included in the prospectus.

Response:  Fund management believes that potential investors could develop an interest in MATV in the foreseeable future and that an effective prospectus for this Portfolio is needed for potential marketing purposes.

Fees and Expenses – All Portfolios

3.
Staff Comment:  We note that, for certain Portfolios, the "Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement" in the fee tables are not equal to the corresponding "Net expenses" in the financial highlights for the year ended December 31, 2012.  Please explain these discrepancies.

Response: The discrepancies between the fee tables and the financial highlights are as follows:

	Fee Table		Financial Highlights
Portfolio	Institutional	Open	Institutional	Open

Lazard US Equity Concentrated Portfolio	.95%	1.25%	.93%	1.19%

Lazard Emerging Markets Equity Blend Portfolio	1.30%	1.60%	1.34%	1.64%

Lazard US Realty Income Portfolio	1.00%	1.30%	1.15%	1.45%

Lazard US Realty Equity Portfolio	1.05%	1.35%	1.20%	1.50%

Lazard Global Realty Equity Portfolio	1.15%	1.45%	1.30%	1.60%

Lazard Capital Allocator Opportunistic Strategies Portfolio	1.41%	1.71%	1.02%	1.32%

The following are explanations for these discrepancies:

●	For Lazard US Equity Concentrated Portfolio, the Fund's expense limitation agreement described in the footnotes to the fee table (the "Expense Limitation Agreement") relating to the Portfolio was modified on May 31, 2012 so that the expense limitations were raised from .75% and 1.05% to .95% and 1.25% for Institutional and Open Shares, respectively, in connection with a change in the Portfolio's strategy.1 Therefore, the average net expenses for the Portfolio for the year ended December 31, 2012 were lower than the current expense limitations in the fee table.

●
For Lazard Emerging Markets Equity Blend Portfolio, the Expense Limitation Agreement relating to the Portfolio was modified on November 14, 2012 so that the expense limitations were lowered from 1.35% and 1.65% to 1.30% and 1.60% for Institutional and Open Shares, respectively. Therefore, the average net expenses for the Portfolio for the year ended December 31, 2012 were higher than the current expense limitations in the fee table.

●
For Lazard US Realty Income Portfolio, Lazard US Realty Equity Portfolio and Lazard Global Realty Equity Portfolio, the Expense Limitation Agreement relating to the Portfolios was modified on August 15, 2013 so that the expense limitations were lowered by .15% for the Institutional and Open Shares of the Portfolios. Therefore, the net expenses for the Portfolios for the year ended December 31, 2012 were .15% higher than the current expense limitations in the fee tables.

●	For Lazard Capital Allocator Opportunistic Strategies Portfolio, the net expenses in the Portfolio's financial highlights for the year ended December 31, 2012 do not include the "Acquired Fund Fees and Expenses (Underlying Funds)" that are included in the fee table, which were .39% for each of the Institutional and Open Shares of the Portfolio. Therefore, the net expenses for the Portfolio for the year ended December 31, 2012 were lower than the current expense limitations in the fee table.

4.
Staff Comment:  Please confirm whether an updated Expense Limitation Agreement reflecting the current expense limitations and time periods noted in the footnotes to various Portfolios' fee tables will be filed as an exhibit to the Amendment.

Response:  The current Expense Limitation Agreement, reflecting the expense limitations and time periods noted in the footnotes to such Portfolios’ fee tables is filed as an exhibit to the Amendment.

5.
Staff Comment:  Please confirm whether Lazard Asset Management LLC (the "Investment Manager") retains a right to seek reimbursement from each Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.  If the Investment Manager retains a right to seek reimbursement, please add disclosure to this effect in the footnotes.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from any Portfolio for expense reimbursements or fee waivers pursuant to the Expense Limitation Agreement

Shareholder Information – Eligibility to Purchase R6 Shares

6.
Staff Comment:  The first paragraph states that neither the Fund nor the Investment Manager or its affiliates will provide any "distribution, shareholder or participant servicing, account maintenance, sub-accounting, sub-transfer agency, administrative, recordkeeping or reporting, transaction processing, support or similar payments or 'revenue sharing' payments" in connection with investments in, or conversions into, R6 Shares.  Please clarify who will provide the referenced services to the Fund.

Response:  The referenced paragraph states that neither the Fund nor the Investment Manager or its affiliates will provide payment for any of the referenced services “in connection with investments in, or conversions into” R6 Shares (i.e., to investors or financial intermediaries).  The R6 Shares and their record shareholders, like the Institutional and Open Shares and their respective record shareholders, will receive all necessary services from the Fund’s distributor, transfer agent and administrator.

SAI

7.
Staff Comment:  On the first page of the SAI, it is stated that the date of the "current Prospectus of the Fund" is May 1, 2013.  Please change this date to November 29, 2013, which is the effective date of the prospectus included in the Amendment.

Response:  The requested change has been made.

*     *     *     *     *     *     *     *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5698 or Janna Manes at 212.806.6141.

Very truly yours,
/s/ Kirk W. Anderson
Kirk W. Anderson

cc: Janna Manes

________________________
1
Shareholders were properly notified of this increase. In the Portfolio's prospectus in effect for the period ended April 30, 2012, disclosure had been made that the then-effective expense limitations of .75% and 1.05% for Institutional and Open Shares, respectively, would expire on April 30, 2012 and that the expense limitations through April 30, 2021 would be 1.10% and 1.40% for Institutional and Open Shares, respectively. The Portfolio's prospectus dated May 1, 2012 disclosed the expense limitations to take effect May 31, 2012 in the fee table, footnoting an extension of the .75% and 1.05% expense limitations for Institutional and Open Shares, respectively, until May 31, 2012.